SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                        For the month of December, 2005

                    CHINA PETROLEUM & CHEMICAL CORPORATION
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
         Form 20-F     X            Form 40-F
                   ---------                   ---------

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                      Securities Exchange Act of 1934. )
         Yes              No     X
             ---------       ---------

        (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.) N/A



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This Form 6-K consists of:

The announcement to clarify recent newspaper reports relating to the possible privatisations of the listed subsidiaries of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on December 8, 2005.




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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                      [GRAPHIC OMITTED][GRAPHIC OMITTED]
                    CHINA PETROLEUM & CHEMICAL CORPORATION
          (a joint stock limited company incorporated in the People's
                   Republic of China with limited liability)
                              (Stock Code: 0386)

                          Clarification announcement

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In the light of recent newspaper reports relating to the possible privatisations of the listed subsidiaries of Sinopec Corp. and their detailed timing and pricing, Sinopec Corp. would like to clarify that such reports are speculative. At present, Sinopec Corp. has no definitive plans, in terms of timing, pricing and other terms in relation to possible future privatisations.

Investors should exercise caution when dealing with shares in Sinopec Corp.

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This announcement is made pursuant to rule 13.09 of the Listing Rules.

In the light of recent newspaper reports relating to the possible privatisations of the listed subsidiaries of China Petroleum & Chemical Corporation ("Sinopec Corp.") and their detailed timing and pricing, Sinopec Corp. would like to clarify that such reports are speculative. Sinopec Corp. wishes to also clarify that as disclosed in its prospectus dated 9 October 2000 it is its long term strategy to integrate the operations and capital structure of its subsidiaries. At present, Sinopec Corp. has no definitive plans, in terms of timing, pricing and other terms in relation to possible future privatisations. Announcements on any future proposals will be made in accordance with the Listing Rules and Takeovers Code.

Investors should exercise caution when dealing with shares in Sinopec Corp.


                                                 By Order of the Board
                                         China Petroleum & Chemical Corporation
                                                        Chen Ge
                                          Secretary to the Board of Directors

Beijing, PRC, 8 December 2005

As at the date of this announcement, the directors of Sinopec Corp. are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors of the Company are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of the Company is Mr. Cao Yaofeng.

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                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       China Petroleum & Chemical Corporation



                                                              By: /s/ Chen Ge
                                                                  -----------

                                                                Name: Chen Ge

                                   Title: Secretary to the Board of Directors



Date: December 8, 2005